Filed by Suntuity Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Beard Energy Transition Acquisition Corp.

Commission File No.: 001-41098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2023

BEARD ENERGY TRANSITION ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41098	86-1990354
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

595 Madison Avenue, 28th Floor

New York, NY 10022

(Address of principal executive offices, including zip code)

(214) 833-8913

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BRD U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	BRD	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BRD WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 25, 2023, Beard Energy Transition Acquisition Corp., a Delaware corporation (the “Company” or “SPAC”), held a special meeting of stockholders (the “Special Meeting”) for the purpose of considering and voting on the proposals described below.

At the Special Meeting, the stockholders of the Company approved the Amended and Restated Investment Management Trust Agreement, by and between the Company, Beard Energy Transition Acquisition Holdings LLC (“OpCo”) and Continental Stock Transfer & Trust Company (the “A&R IMTA”). On May 26, 2023, the Company, OpCo and Continental Stock Transfer & Trust Company entered into the A&R IMTA.

The A&R IMTA (i) reflects the Extension (as defined below), and (ii) reflects certain other non-substantive changes to the investment management trust agreement.

The foregoing summary is qualified by the full text of the A&R IMTA, a copy of which is attached to this Current Report on Form 8-K (the “Current Report”) as Exhibit 10.1 and incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

On May 25, 2023, the stockholders of the Company approved the Second Amended and Restated Certificate of Incorporation (the “A&R Charter”) at the Special Meeting.

The A&R Charter (i) extends the date by which the Company must complete a business combination (the “Extension”) from 18 months (or 21 months if the Company chooses to exercise its option to extend the date by an additional three months (the “Extension Option”)) to 25 months from the closing of the Company’s initial public offering (with no Extension Option) or such earlier date as determined by the Company’s board of directors (the “Board”) and (ii) reflects certain other non-substantive changes to the Company’s charter.

The Company filed the A&R Charter with the Secretary of State of the State of Delaware on May 25, 2023. The foregoing summary is qualified by the full text of the A&R Charter, a copy of which is attached to this Current Report as Exhibit 3.1 and incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth above under Item 3.03 of this Current Report is hereby incorporated by reference into this Item 5.03.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 25, 2023, the Company convened the Special Meeting. At the Special Meeting, the Company’s stockholders voted on the proposals set forth below, each of which is described in greater detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “Proxy Statement”).

There were 28,752,500 shares of common stock issued and outstanding at the close of business on April 27, 2023, the record date (the “Record Date”) for the Special Meeting. At the Special Meeting, there were 24,560,191 shares present either by proxy or online, representing approximately 85.42% of the total outstanding shares of the Company’s common stock as of the Record Date. As there were sufficient votes to approve each of the Extension Amendment Proposal and the Trust Amendment Proposal (each as defined in the Proxy Statement), the Adjournment Proposal described in the Proxy Statement was not presented to stockholders at the Special Meeting.

A summary of the voting results for each proposal is set forth below.

Proposal No. 1 – The Extension Amendment Proposal

The Extension Amendment Proposal, as set forth in the Proxy Statement, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
24,295,546	264,645	0

Proposal No. 2 – The Trust Amendment Proposal

The Trust Amendment Proposal, as set forth in the Proxy Statement, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
24,295,546	264,645	0

Item 8.01 Other Events.

Stockholders holding 15,872,896 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account (the “Trust Account”). As a result, approximately $165.7 million (or approximately $10.44 per share) will be removed from the Trust Account to pay such holders.

As previously announced, on May 18, 2023, the Company entered into a definitive agreement in connection with a proposed business combination with Suntuity Renewables LLC, a New Jersey limited liability company (“Suntuity”), Suntuity Inc., a Delaware corporation and wholly owned subsidiary of the Company (“New PubCo”), and the other parties thereto (the “business combination agreement”). In connection with the proposed business combination, Suntuity has agreed to assume Beard Energy Transition Acquisition Sponsor LLC’s (the “Sponsor”) intended obligations to deposit into the Trust Account $160,000 on the thirtieth day of each month (or if such thirtieth day is not a business day, on the business day immediately preceding such thirtieth day, and except in the case of December 2023, when payment shall be made on the twenty-ninth day of the month) beginning on June 30, 2023, in exchange for a non-interest bearing, unsecured promissory note (the “Promissory Note”) until the earlier of (a) the consummation of a business combination, (b) 25 months from the closing of the Company’s initial public offering, (c) the termination of the business combination agreement in accordance with its terms, or (d) the voluntarily dissolution and liquidation of the Company as determined by the Board. In the event that the business combination agreement is terminated, the Sponsor intends to enter into a replacement promissory note in connection with the aforementioned obligations.

The foregoing summary is qualified by the full text of the Promissory Note, a copy of which is attached to this Current Report as Exhibit 10.2 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Current Report:

Exhibit No.	Description of Exhibits
3.1	Second Amended and Restated Certificate of Incorporation of Beard Energy Transition Acquisition Corp.

10.1	Amended and Restated Investment Management Trust Agreement, dated May 26, 2023 by and between Beard Energy Transition Acquisition Corp., Beard Energy Transition Acquisition Holdings LLC and Continental Stock Transfer & Trust Company, as trustee.

10.2	Promissory Note, dated as of May 26, 2023, by and between Beard Energy Transition Acquisition Holdings LLC and Suntuity Renewables LLC.

104	Cover Page Interactive Data file (embedded within the inline XBRL document).

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Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Suntuity’s or SPAC’s ability to effectuate the proposed business combination; the benefits of the proposed business combination; the future financial performance of New PubCo, which will be the go-forward public company following the completion of the business combination, following the proposed business combination; changes in Suntuity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing New PubCo’s, Suntuity’s or SPAC’s views as of any subsequent date, and none of New PubCo, Suntuity or SPAC undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither New PubCo nor SPAC gives any assurance that either New PubCo or SPAC will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, New PubCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by SPAC’s business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against New PubCo, SPAC, Suntuity or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of SPAC’s stockholders; (v) Suntuity’s and New PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of New PubCo’s common stock and warrants on a national exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Suntuity; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by SPAC’s public stockholders being greater than expected; (xi) the management and board composition of New PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of New PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Suntuity or SPAC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that natural disasters, raw material, component and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, or the physical effects of climate change disrupt Suntuity’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Suntuity’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the SEC.

3

No Offer or Solicitation

This communication is related to the proposed business combination between SPAC, Suntuity and New PubCo and shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act, as amended. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer, or a solicitation of an offer, to sell or buy any securities of SPAC, New PubCo or Suntuity, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, New PubCo, which will be the going-forward public company, will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary prospectus of New PubCo and a preliminary proxy statement of the SPAC. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at SPAC’s stockholder meeting in connection with the proposed business combination. After the Registration Statement is declared effective, SPAC will mail the definitive proxy statement/prospectus relating to the proposed business combination to SPAC’s stockholders as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of SPAC and other interested persons are advised to read, when available, the definitive proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about SPAC, New PubCo, Suntuity and the proposed business combination. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, and other documents filed with the SEC by SPAC or New PubCo without charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, New PubCo and Suntuity and their respective directors and executive officers may be deemed participants in the solicitation of proxies of SPAC’s stockholders with respect to the proposed business combination . Information about the directors and executive officers of SPAC and their ownership is set forth in SPAC’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 13, 2023, and its other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SPAC stockholders in connection with the proposed business combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus when it becomes available carefully before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEARD ENERGY TRANSITION Acquisition Corp.

Date: May 30, 2023	By:	/s/ Sarah James
	Name:	Sarah James
	Title:	Chief Financial Officer and Chief Accounting Officer

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Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BEARD ENERGY TRANSITION ACQUISITION CORP.

May 25, 2023

Beard Energy Transition Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Beard Energy Transition Acquisition Corp.”. The Corporation was originally incorporated under the name Beard Energy Acquisition Corp. and subsequently amended its certificate of incorporation to change its name to Beard Energy Transition Acquisition Corp. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 8, 2021 (as subsequently amended on March 2, 2021, the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporate (the “Existing Certificate”), which both restated and amended the provisions in the Original Certificate, was filed with the Secretary of State of the State of Delaware on November 23, 2021.

3. This Second Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Existing Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”).

4. The text of the Existing Certificate is hereby restated and amended in its entirety to read as follows:

Article I

NAME

The name of the corporation is Beard Energy Transition Acquisition Corp. (the “Corporation”).

Article II

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Corporation and one or more businesses (a “Business Combination”).

Article III

REGISTERED AGENT

The street address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

Article IV

CAPITALIZATION

Section 4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 221,000,000 shares, consisting of (a) 220,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (i) 200,000,000 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and (ii) 20,000,000 shares of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”), and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.2 Preferred Stock. Subject to Article IX of this Amended and Restated Certificate, the Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3 Common Stock.

(a) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the stockholders generally are entitled to vote.

(b) (i) Shares of Class A Common Stock shall be issuable, on the terms and subject to the conditions set forth in the Second Amended and Restated Limited Liability Agreement of Beard Energy Transition Acquisition Holdings LLC (“Opco”) dated as of November 23, 2021, as it may be amended from time to time in accordance with its terms (the “LLC Agreement”), upon the redemption or exchange of Class A Units of Opco, together with a corresponding number of shares of Class V Common Stock, pursuant to the Redemption Right or Call Right (as each such term is defined in the Opco LLC Agreement). The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon the redemption or exchange of the outstanding Class A Units of Opco for Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption or exchange pursuant to the LLC Agreement; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such redemption or exchange of Class A Units of Opco pursuant to the LLC Agreement by delivering to Opco or the holder of Class A Units of Opco, as applicable, in lieu of newly issued shares of Class A Common Stock, cash in the amount permitted by and provided in the LLC Agreement or shares of Class A Common Stock which are held in the treasury of the Corporation. All shares of Class A Common Stock that may be issued upon any such exchange shall, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and non-assessable. In connection with any such exchange or redemption of Class A Units of Opco pursuant to the LLC Agreement, an equal number of shares of Class V Common Stock shall be forfeited by the holder of such Class A Units of Opco and cancelled by the Corporation.

(ii) To the extent the number of Class A Units of Opco into which the Class B Units of Opco will convert pursuant to the LLC Agreement is adjusted (whether through an adjustment to the conversion ratio of such Class B Units or to the number of Class B Units of Opco outstanding), the number of outstanding shares of Class V Common Stock will be adjusted through a stock split or stock dividend so that the total number of outstanding shares of Class V Common Stock corresponds to the total number of Class A Units of Opco outstanding (other than those held by the Corporation and any of its wholly owned subsidiaries) plus the total number of Class A Units of Opco into which the Class B Units of Opco are entitled to convert pursuant to the LLC Agreement.

(c) Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders, and no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including a Preferred Stock Designation), the holders of the Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of the Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

(d) Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of the Class A Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions. Dividends and other distributions shall not be declared or paid on the Class V Common Stock unless the dividend consists solely of shares of Class V Common Stock.

(e) Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Class A Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Class A Common Stock held by them. The holders of shares of Class V Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(f) The number of authorized shares of the Class A Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock). The holders of Class V Common Stock are entitled to vote as a separate class to increase the authorized number of Class V Common Stock.

Section 4.4 Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

Article V

BOARD OF DIRECTORS

Section 5.1 Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Amended and Restated Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and the Bylaws; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Section 5.2 Number, Election and Term.

(a) The number of directors of the Corporation shall be fixed from time to time in the manner provided in the Bylaws.

(b) Subject to Section 5.5 hereof, the Board shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the initial Class I Directors shall expire at the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate; the term of the initial Class II Directors shall expire at the second annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate; and the term of the initial Class III Directors shall expire at the third annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate. At each succeeding annual meeting of the stockholders of the Corporation, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal. Subject to Section 5.5 hereof, if the number of directors is changed, any increase or decrease shall be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Subject to Section 9.8 hereof, directors shall be elected by a plurality of the votes cast at an annual meeting of stockholders by holders of Common Stock. The Board is hereby expressly authorized, by resolution or resolutions thereof, to assign members of the Board already in office to the aforesaid classes at the time this Amended and Restated Certificate (and therefore such classification) becomes effective in accordance with the DGCL.

(c) Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

(d) Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Section 5.3 Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4 Removal. Subject to Section 5.5 hereof, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5 Preferred Stock - Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation) and such directors shall not be included in any of the classes created pursuant to this Article V unless expressly provided by such terms.

Article VI

BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Article VII

MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1 Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board then in office, and the ability of the stockholders to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by another person or persons.

Section 7.2 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3 Action by Written Consent. Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, subsequent to the consummation of the Corporation’s initial public offering of securities (the “Offering”), any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, other than with respect to Class V Common Stock with respect to which action may be taken by written consent.

Article VIII

LIMITED LIABILITY; INDEMNIFICATION

Section 8.1 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless he or she violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her action as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2 Indemnification and Advancement of Expenses

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b) The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

Article IX

BUSINESS COMBINATION REQUIREMENTS; EXISTENCE

Section 9.1 General.

(a) The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option (the “Over-Allotment Option”)) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2021, as amended (the “Registration Statement”), shall be contributed to Opco in exchange for Class A Units and deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below), the Initial Purchaser (as defined below) and holders of Class A Units of Opco pursuant to a trust agreement described in the Registration Statement (the “Trust Agreement”). Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest of (i) the completion of the initial Business Combination, (ii) the redemption of shares (and corresponding redemption of units of Opco held by the Corporation) in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate (A) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares (as defined below) if the Corporation has not consummated an initial Business Combination by the Deadline Date (as defined below) or (B) with respect to any other provision relating to the rights of holders of Class A Common Stock or pre-initial Business Combination activity (as described in Section 9.7) or (iii) the redemption of 100% of the Offering Shares and Class A Units of Opco if the Corporation is unable to complete its initial Business Combination within 25 months from the closing of the Offering or such earlier date as determined by the Board (the “Deadline Date”). Holders of shares of Class A Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of Beard Energy Transition Acquisition Sponsor LLC (the “Sponsor”)) are referred to herein as “Public Stockholders.”

Section 9.2 Redemption Rights.

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s Class A Common Stock becoming a “penny stock” as such term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A under the Exchange Act and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E under the Exchange Act (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A under the Exchange Act (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 9.2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of Class A Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes (net of taxes payable), by (ii) the total number of then outstanding Offering Shares, the 1,250 shares of Class A Common Stock issued to the Chief Executive Officer of the Corporation (the “Initial Purchaser”) prior to the Offering (“Initial Purchaser Shares”) and Class A Units of Opco (other than those held by the Corporation and any of its wholly owned subsidiaries). If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of Class A Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes (net of taxes payable), by (b) the total number of then outstanding Offering Shares, the Initial Purchaser Shares and Class A Units of Opco (other than those held by the Corporation and any of its wholly owned subsidiaries).

(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares.

(d) In the event that the Corporation has not consummated an initial Business Combination by the Deadline Date, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares and the Initial Purchaser Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to pay taxes of the Corporation and Opco (less an amount required to satisfy taxes of the Corporation and Opco and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, the Initial Purchaser Shares, and the Class A Units of Opco (other than those held by the Corporation and any of its wholly owned subsidiaries), which redemption will completely extinguish rights of the Public Stockholders and the Initial Purchaser (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

(e) In the event that any amendment is made to this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with a Business Combination or redeem their Offering Shares if the Corporation does not consummate a Business Combination by the Deadline Date, or (b) with respect to any other provision of the Amended and Restated Certificate relating to the rights of holders of Class A Shares, each holder of Offering Shares who is not a Sponsor or Public Stockholder immediately prior to the consummation of the Offering (a “Founder”), director or officer of the Corporation shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Corporation to pay its taxes (net of taxes payable), divided by the number of then outstanding Offering Shares, the Initial Purchaser Shares and Class A Units of Opco (other than those held by the Corporation and any of its wholly owned subsidiaries).

(f) Reserved.

(g) Reserved.

(h) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination (i) is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) would not result in the Corporation’s Class A Common Stock becoming a “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(i) If the Corporation conducts a tender offer pursuant to Section 9.2(b), the Corporation shall consummate the proposed initial Business Combination only if it would not result in the Corporation’s Class A Common Stock becoming a “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(j) In the event that any shares of Class A Common stock are redeemed in exchange for any amounts in the Trust Account pursuant to this Section 9.2 or Section 9.7, a corresponding number of Class A Units of Opco held by the Corporation shall first be redeemed in exchange for such amounts.

Section 9.3 Distributions from the Trust Account.

(a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections 9.2(a), 9.2(b), 9.2(d) or 9.7 hereof and the Initial Purchaser shall be entitled to receive funds from the Trust Account only as provided in Section 9.2(d). In no other circumstances shall a Public Stockholder or the Initial Purchaser have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder or the Initial Purchaser shall have any interest in or to the Trust Account.

(b) Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to Opco, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to Opco.

(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.

Section 9.4 Share Issuances. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination.

Section 9.5 Transactions with Affiliates. In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.

Section 9.6 No Transactions with Other Blank Check Companies. The Corporation shall not enter into a Business Combination with another blank check company or a similar company with nominal operations.

Section 9.7 Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or with respect to any other provision relating to the rights of holders of Class A Common Stock or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay taxes (net of taxes payable), divided by the number of then outstanding Offering Shares, Initial Purchaser Shares and Class A Units of Opco (other than those held by the Corporation and any of its wholly owned subsidiaries). The Corporation’s ability to provide such opportunity is subject to the requirement that it would not result in the Corporation’s Class A Common Stock becoming a “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

Section 9.8 Appointment and Removal of Directors. Notwithstanding any other provision in this Amended and Restated Certificate, prior to the closing of the initial Business Combination, the holders of Class V Common Stock shall have the exclusive right to elect, remove and replace any director, and the holders of Class A Common Stock shall have no right to vote on the election, removal or replacement of any director. This Section 9.8 may only be amended by a resolution passed by holders of at least ninety percent (90%) of the outstanding Common Stock entitled to vote thereon.

Section 9.9 Approval of Business Combination. Notwithstanding any other provision in this Amended and Restated Certificate, approval of the initial Business Combination shall require the affirmative vote of a majority of the Board, which must include a majority of the Corporation’s independent directors and each of the non-independent directors nominated by the Sponsor.

Section 9.10 Minimum Value of Target. The Corporation’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting discounts held in trust) at the time of the agreement to enter into the initial Business Combination.

Article X

CORPORATE OPPORTUNITY

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Amended and Restated Certificate or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation will offer any such corporate opportunity of which he or she may become aware to the Corporation. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

Article XI

AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XI; provided, however, that Article IX of this Amended and Restated Certificate may be amended only as provided therein.

Article XII

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Section 12.1 Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim arising under the Securities Act of 1933, as amended, or the Exchange Act, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction, in which case, any such claim shall be brought in any other court located in the State of Delaware possessing subject matter jurisdiction.

Section 12.2 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 12.3 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

Article XIII

APPLICATION OF DGCL SECTION 203

Section 13.1 Section 203 of the DGCL. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

Section 13.2 Limitation on 203 Business Combinations. Notwithstanding the foregoing, the Corporation shall not engage in any 203 Business Combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board approved either the 203 Business Combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the Corporation’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c) at or subsequent to that time, the 203 Business Combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 13.3 Certain Definitions. Solely for purposes of this Article XIII, references to:

(a) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) “203 Business Combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 13.2 is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation

(iii)  any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all stockholders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all stockholders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments); or

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder.

(d) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the voting power of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XIII, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e) “Exempted Person” means the Sponsor and its affiliates, any of their direct or indirect transferees of at least 20% of the Corporation’s outstanding Common Stock and any “group” of which any such person is a part under Rule 13d-5 of the Exchange Act.

(f) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of twenty percent (20%) or more of the voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of twenty percent (20%) or more of the voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Exempted Person, or (b) any person whose ownership of shares in excess of the twenty percent (20%) limitation set forth herein is the result of any action taken solely by the Corporation; provided that with respect to clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(g) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii)  has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock

(h) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(i) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(j) “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

[Signature page follows]

IN WITNESS WHEREOF, Beard Energy Transition Acquisition Corp. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

BEARD ENERGY TRANSITION ACQUISITION CORP.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

[Signature Page to Second Amended and Restated Certificate of Incorporation]

Exhibit 10.1

AMENDED AND RESTATED INVESTMENT MANAGEMENT TRUST AGREEMENT

This Amended and Restated Investment Management Trust Agreement (this “Agreement”) is made effective as of May 26, 2023, by and among Beard Energy Transition Acquisition Corp., a Delaware corporation (the “Company”), Beard Energy Transition Acquisition Holdings LLC, a Delaware limited liability company (“Opco” and together with the Company, the “SPAC Parties”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”) and amends and restates in its entirety that certain Investment Management Trust Agreement, dated as of November 23, 2021, by and between the Company and the Trustee (the “Existing Agreement”).

WHEREAS, the Company’s registration statement on Form S-1 (File No. 333-254049) (the “Registration Statement”) and prospectus (the “Prospectus”) for the initial public offering of the Company’s units (the “Units”), each of which consists of one share of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock” and, the holders of Common Stock sold as part of the Units, the “Public Stockholders”), and one-half of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one share of Common Stock (such initial public offering hereinafter referred to as the “Offering”), was declared effective on November 23, 2021 by the U.S. Securities and Exchange Commission;

WHEREAS, prior to the Offering, the Company issued 1,250 shares of Common Stock to Gregory A. Beard, and Opco issued 1,250 Class A Units (“Class A Units”) to Gregory A. Beard;

WHEREAS, the Company has entered into an Underwriting Agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. (the “Underwriter”);

WHEREAS, as described in the Registration Statement, $234,625,500 of the gross proceeds of the Offering and sale of the Private Placement Warrants (as defined in the Underwriting Agreement) was delivered to the Trustee to be deposited and held in a segregated trust account located at all times in the United States (the “Trust Account”) for the benefit of the SPAC Parties and the holders of Common Stock and Class A Units, as hereinafter provided (the amount to be delivered to the Trustee (and any interest subsequently earned thereon) is referred to herein as the “Property,” the holders for whose benefit the Trustee shall hold the Property will be referred to as the “Holders,” and the Holders, the Company and Opco will be referred to together as the “Beneficiaries”);

WHEREAS, pursuant to the Underwriting Agreement, a portion of the Property equal to $8,050,000 is attributable to deferred underwriting discounts and commissions that may be payable by the Company to the Underwriter upon the consummation of the Business Combination (as defined below) (the “Deferred Discount”);

WHEREAS, on November 23, 2021, the SPAC Parties and the Trustee entered into the Existing Agreement setting forth the terms and conditions pursuant to which the Trustee shall hold the Property;

WHEREAS, pursuant to Section 6(c) of the Existing Agreement, the consent of the stockholders has been obtained with respect to the entry into this Agreement by the Company and the Trustee; and

WHEREAS, the Company and the Trustee desire to enter into this Agreement which shall amend and restate the Existing Agreement in its entirety.

NOW THEREFORE, IT IS AGREED:

1. Agreements and Covenants of Trustee. The Trustee hereby agrees and covenants to:

(a) Hold the Property in trust for the Beneficiaries in accordance with the terms of this Agreement in the Trust Account established by the Trustee at J.P. Morgan Chase Bank, N.A. (or at another U.S. chartered commercial bank with consolidated assets of $100 billion or more) in the United States, maintained by the Trustee and at a brokerage institution selected by the Trustee that is reasonably satisfactory to the SPAC Parties;

(b) Manage, supervise and administer the Trust Account subject to the terms and conditions set forth herein;

(c) In a timely manner, upon the written instruction of the SPAC Parties, invest and reinvest the Property in (i) United States government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 185 days or less, (ii) money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations, as determined by the SPAC Parties, or (iii) cash in an interest-bearing demand deposit account; the Trustee may not invest in any other securities or assets, it being understood that the Trust Account will earn no interest while account funds are uninvested awaiting the SPAC Parties’ instructions hereunder; and the while account funds are invested or uninvested, the Trustee may earn bank credits or other considerations;

(d) Collect and receive, when due, all interest or other income arising from the Property, which shall become part of the “Property,” as such term is used herein;

(e) Promptly notify the SPAC Parties of all communications received by the Trustee with respect to any Property requiring action by the SPAC Parties;

(f) Supply any necessary information or documents as may be requested by the SPAC Parties (or their authorized agents) in connection with the SPAC Parties’ preparation of the tax returns relating to assets held in the Trust Account;

(g) Participate in any plan or proceeding for protecting or enforcing any right or interest arising from the Property if, as and when instructed by the SPAC Parties to do so;

(h) Render to the SPAC Parties monthly written statements of the activities of, and amounts in, the Trust Account reflecting all receipts and disbursements of the Trust Account;

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(i) Commence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with, the terms of a letter from the SPAC Parties (“Termination Letter”) in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, as applicable, signed on behalf of each of the SPAC Parties, by the Chief Executive Officer, President, Chief Financial Officer, Secretary or Chairman of the board of directors (the “Board”) or other authorized officer, as applicable, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account, including interest earned on the Property and not previously released to pay taxes of the SPAC Parties (less an amount required to satisfy taxes of the SPAC Parties and up to $100,000 of interest that may be released to the SPAC Parties to pay dissolution expenses), only as directed in the Termination Letter and the other documents referred to therein, or (y) the date which is the later of (1) 25 months after the closing of the Offering (or such earlier date as determined by the Board in accordance with the Company’s Second Amended and Restated Certificate of Incorporation) and (2) such later date as may be approved by the Company’s stockholders in accordance with the Company’s Second Amended and Restated Certificate of Incorporation, if a Termination Letter has not been received by the Trustee prior to such later date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B and the Property in the Trust Account, including interest earned on the Property and not previously released to pay the taxes of the SPAC Parties (less an amount required to satisfy taxes of the SPAC Parties and up to $100,000 of interest that may be released to the SPAC Parties to pay dissolution expenses) shall be distributed to the Holders of record as of such date;

(j) Upon joint written request from the SPAC Parties, which may be given from time to time in a form substantially similar to that attached hereto as Exhibit C (a ” Tax Payment Withdrawal Instruction”), withdraw from the Trust Account and distribute to the SPAC Parties the amount of interest earned on the Property requested by the SPAC Parties to cover any tax obligation owed by the SPAC Parties as a result of assets of the SPAC Parties or interest or other income earned on the Property, which amount shall be delivered directly to Opco by electronic funds transfer or other method of prompt payment, and, if applicable, Opco shall forward such payment to the relevant taxing authority; provided, however, that to the extent there is not sufficient cash in the Trust Account to pay such tax obligation, the Trustee shall liquidate such assets held in the Trust Account as shall be designated by the SPAC Parties in writing to make such distribution; provided, further, that if the tax to be paid is a franchise tax, the written request by the SPAC Parties to make such distribution shall be accompanied by a copy of the franchise tax bill from the State of Delaware and a written statement from the principal financial officer of each of the SPAC Parties setting forth the actual amount payable. The written request of the SPAC Parties referenced above shall constitute presumptive evidence that Opco is entitled to said funds, and the Trustee shall have no responsibility to look beyond said request;

(k) Upon joint written request from the SPAC Parties, which may be given from time to time in a form substantially similar to that attached hereto as Exhibit D (a “Stockholder Redemption Withdrawal Instruction”), the Trustee shall distribute on behalf of the SPAC Parties the amount requested by the SPAC Parties to be used to redeem shares of Common Stock from Public Stockholders properly submitted in connection with a stockholder vote to approve an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (A) in a manner that would affect the substance or timing of the Company’s obligation to redeem 100% of the Common Stock if it does not consummate an initial business combination within 25 months from the closing of the Offering (or such earlier date as determined by the Board in accordance with the Company’s Second Amended and Restated Certificate of Incorporation) or (B) with respect to any other provision relating to the rights of holders of the Common Stock or pre-initial Business Combination activity. The written request of the SPAC Parties referenced above shall constitute presumptive evidence that the SPAC Parties are entitled to distribute said funds, and the Trustee shall have no responsibility to look beyond said request;

(l) Reserved.

(m) Not make any withdrawals or distributions from the Trust Account other than pursuant to Section 1(i), 1(j) or 1(k) above.

2. Agreements and Covenants of the Company and Opco. Each of the Company and Opco, jointly and severally, hereby agrees and covenants to:

(a) Give all instructions to the Trustee hereunder in writing, signed by the Company’s Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer or Secretary, in such person’s capacity as such, on behalf of the Company and in the Company’s capacity as managing member of Opco. In addition, except with respect to its duties under Sections 1(i), 1(j) and 1(k) hereof, the Trustee shall be entitled to rely on, and shall be protected in relying on, any verbal or telephonic advice or instruction which it, in good faith and with reasonable care, believes to be given by any one of the persons authorized above to give written instructions, provided that such SPAC Party shall promptly confirm such instructions in writing;

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(b) Subject to Section 4 hereof, hold the Trustee harmless and indemnify the Trustee from and against any and all expenses, including reasonable counsel fees and disbursements, or losses suffered by the Trustee in connection with any action taken by it hereunder and in connection with any action, suit or other proceeding brought against the Trustee involving any claim, or in connection with any claim or demand, which in any way arises out of or relates to this Agreement, the services of the Trustee hereunder, or the Property or any interest earned on the Property, except for expenses and losses resulting from the Trustee’s gross negligence, fraud or willful misconduct. Promptly after the receipt by the Trustee of notice of demand or claim or the commencement of any action, suit or proceeding, pursuant to which the Trustee intends to seek indemnification under this Section 2(b), it shall notify the SPAC Parties in writing of such claim (hereinafter referred to as the “Indemnified Claim”). The Trustee shall have the right to conduct and manage the defense against such Indemnified Claim; provided that the Trustee shall obtain the consent of the SPAC Parties with respect to the selection of counsel, which consent shall not be unreasonably withheld. The Trustee may not agree to settle any Indemnified Claim without the prior written consent of the SPAC Parties, which such consent shall not be unreasonably withheld. The SPAC Parties may participate in such action with their own counsel;

(c) Pay the Trustee the fees set forth on Schedule A hereto, including an initial acceptance fee, annual administration fee, and transaction processing fee which fees shall be subject to modification by the parties from time to time. It is expressly understood that the Property shall not be used to pay such fees unless and until it is distributed to Opco pursuant to Sections 1(i) through 1(k) hereof. Opco shall pay the Trustee the initial acceptance fee and the first annual administration fee at the consummation of the Offering. Neither SPAC Party shall be responsible for any other fees or charges of the Trustee except as set forth in this Section 2(c), Schedule A and as may be provided in Section 2(b) hereof;

(d) In connection with any vote of the Company’s stockholders regarding a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (the “Business Combination”), provide to the Trustee an affidavit or certificate of the inspector of elections for the stockholders’ meeting verifying the vote of such stockholders regarding such Business Combination;

(e) Provide the Underwriter with a copy of any Termination Letter(s) and/or any other correspondence that is sent to the Trustee with respect to any proposed withdrawal from the Trust Account promptly after it issues the same;

(f) Instruct the Trustee to make only those distributions that are permitted under this Agreement, and refrain from instructing the Trustee to make any distributions that are not permitted under this Agreement; and

3. Limitations of Liability. The Trustee shall have no responsibility or liability to:

(a) Imply obligations, perform duties, inquire or otherwise be subject to the provisions of any agreement or document other than this Agreement and that which is expressly set forth herein;

(b) Take any action with respect to the Property, other than as directed in Section 1 hereof, and the Trustee shall have no liability to any party except for liability arising out of the Trustee’s gross negligence, fraud or willful misconduct;

(c) Institute any proceeding for the collection of any principal and income arising from, or institute, appear in or defend any proceeding of any kind with respect to, any of the Property unless and until it shall have received instructions from the SPAC Parties given as provided herein to do so and Opco shall have advanced or guaranteed to it funds sufficient to pay any expenses incident thereto;

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(d) Refund any depreciation in principal of any Property;

(e) Assume that the authority of any person designated by the Company or Opco to give instructions hereunder shall not be continuing unless provided otherwise in such designation, or unless the Company or Opco shall have delivered a written revocation of such authority to the Trustee;

(f) The other parties hereto or to anyone else for any action taken or omitted by it, or any action suffered by it to be taken or omitted, in good faith and in the Trustee’s best judgment, except for the Trustee’s gross negligence, fraud or willful misconduct. The Trustee may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Trustee, which counsel may be the Company’s counsel), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which the Trustee believes, in good faith and with reasonable care, to be genuine and to be signed or presented by the proper person or persons. The Trustee shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement or any of the terms hereof, unless evidenced by a written instrument delivered to the Trustee, signed by the proper party or parties and, if the duties or rights of the Trustee are affected, unless it shall give its prior written consent thereto;

(g) Verify the accuracy of the information contained in the Registration Statement;

(h) Provide any assurance that any Business Combination entered into by the Company or any other action taken by the Company is as contemplated by the Registration Statement;

(i) File information returns with respect to the Trust Account with any local, state or federal taxing authority or provide periodic written statements to the SPAC Parties documenting the taxes payable by the SPAC Parties, if any, relating to any interest income earned on the Property;

(j) Prepare, execute and file tax reports, income or other tax returns and pay any taxes with respect to any income generated by, and activities relating to, the Trust Account, regardless of whether such tax is payable by the Trust Account or the SPAC Parties, including, but not limited to, income tax obligations, except pursuant to Section 1(j) hereof; or

(k) Verify calculations, qualify or otherwise approve the Company’s written requests for distributions pursuant to Sections 1(i), 1(j) and 1(k) hereof.

4. Trust Account Waiver. The Trustee has no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have now or in the future. In the event the Trustee has any Claim against the SPAC Parties under this Agreement, including, without limitation, under Section 2(b) or Section 2(c) hereof, the Trustee shall pursue such Claim solely against the SPAC Parties and their assets outside the Trust Account and not against the Property or any monies in the Trust Account.

5. Termination. This Agreement shall terminate as follows:

(a) If the Trustee gives written notice to the SPAC Parties that it desires to resign under this Agreement, the SPAC Parties shall use their reasonable efforts to locate a successor trustee, pending which the Trustee shall continue to act in accordance with this Agreement. At such time that the SPAC Parties notify the Trustee that a successor trustee has been appointed and has agreed to become subject to the terms of this Agreement, the Trustee shall transfer the management of the Trust Account to the successor trustee, including but not limited to the transfer of copies of the reports and statements relating to the Trust Account, whereupon this Agreement shall terminate; provided, however, that in the event that the SPAC Parties do not locate a successor trustee within ninety (90) days of receipt of the resignation notice from the Trustee, the Trustee may submit an application to have the Property deposited with any court in the State of New York or with the United States District Court for the Southern District of New York and upon such deposit, the Trustee shall be immune from any liability whatsoever; or

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(b) At such time that the Trustee has completed the liquidation of the Trust Account and its obligations in accordance with the provisions of Section 1(i) hereof (which section may not be amended under any circumstances) and distributed the Property in accordance with the provisions of the Termination Letter, this Agreement shall terminate except with respect to Section 2(b).

6. Miscellaneous.

(a) The Company, Opco and the Trustee each acknowledge that the Trustee will follow the security procedures set forth below with respect to funds transferred from the Trust Account. The Company, Opco and the Trustee will each restrict access to confidential information relating to such security procedures to authorized persons. Each party must notify the other party immediately if it has reason to believe unauthorized persons may have obtained access to such confidential information, or of any change in its authorized personnel. In executing funds transfers, the Trustee shall rely upon all information supplied to it by the SPAC Parties, including account names, account numbers, and all other identifying information relating to a Beneficiary, Beneficiary’s bank or intermediary bank. Except for any liability arising out of the Trustee’s gross negligence, fraud or willful misconduct, the Trustee shall not be liable for any loss, liability or expense resulting from any error in the information or transmission of the funds.

(b) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. This Agreement may be executed in several original or facsimile counterparts, each one of which shall constitute an original, and together shall constitute but one instrument.

(c) This Agreement contains the entire agreement and understanding of the parties hereto with respect to the subject matter hereof. Except for Sections 1(i), 1(j) and 1(k) hereof (which sections may not be modified, amended or deleted without the affirmative vote of sixty-five percent (65%) of the then outstanding shares of Common Stock and shares of Class V common stock, par value $0.0001 per share, of the Company, voting together as a single class; provided that no such amendment will affect any Public Stockholder who has properly elected to redeem his, her or its shares of Common Stock in connection with a stockholder vote to approve an amendment to this Agreement (i) that would affect the substance or timing of the Company’s obligation to redeem 100% of its shares of Common Stock and Class A Units if the Company does not complete its initial Business Combination within the time frame specified in the Company’s Second Amended and Restated Certificate of Incorporation or (ii) with respect to any other provision relating to the rights of holders of the Common Stock or pre-initial Business Combination activity), this Agreement or any provision hereof may only be changed, amended or modified (other than to correct a typographical error) by a writing signed by each of the parties hereto.

(d) The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, State of New York, for purposes of resolving any disputes hereunder. AS TO ANY CLAIM, CROSS-CLAIM OR COUNTERCLAIM IN ANY WAY RELATING TO THIS AGREEMENT, EACH PARTY WAIVES THE RIGHT TO TRIAL BY JURY.

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(e) Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or by facsimile or email transmission:

if to the Trustee, to:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Fran Wolf and Celeste Gonzalez

Email:

Email:

if to the Company or Opco, to:

Beard Energy Transition Acquisition Corp.

595 Madison Avenue, 28th Floor

New York, NY 10022

Attn: Gregory A. Beard

Email:

in each case, with copies to:

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attn: Ramey Layne

Email:

and

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Attn: Samson M. Frankel

Email:

and

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attn.: Derek Dostal

    Deanna L. Kirkpatrick

Email:

Email:

(f) Each of the Company, Opco and the Trustee hereby represents that it has the full right and power and has been duly authorized to enter into this Agreement and to perform its respective obligations as contemplated hereunder. The Trustee acknowledges and agrees that it shall not make any claims or proceed against the Trust Account, including by way of set-off, and shall not be entitled to any funds in the Trust Account under any circumstance.

(g) Each of the Company, Opco and the Trustee hereby acknowledges and agrees that the Underwriter is a third party beneficiary of this Agreement.

(h) Except as specified herein, no party to this Agreement may assign its rights or delegate its obligations hereunder to any other person or entity.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have duly executed this Amended and Restated Investment Management Trust Agreement as of the date first written above.

Continental Stock Transfer & Trust Company, as Trustee

By:	/s/ Francis Wolf
Name:	Francis Wolf
Title:	Vice President

COMPANY:

Beard Energy Transition Acquisition Corp.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

OPCO:

Beard Energy Transition Acquisition Holdings LLC

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Schedule A

Fee Item	Time and method of payment	Amount
Initial set-up fee.	Initial closing of Offering by wire transfer.	$3,500.00

Trustee administration fee	Payable annually. First year fee payable at initial closing of Offering by wire transfer; thereafter, payable by wire transfer or check.	$10,000.00

Transaction processing fee for disbursements to Company under Sections 1(i), 1(j) and 1(k)	Billed by Trustee following disbursement made to Opco or Company under Section 1	$250.00

Paying Agent services as required pursuant to Sections 1(i) and 1(k)	Billed to Opco or Company upon delivery of service pursuant to Sections 1(i) and 1(k)	Prevailing rates

Exhibit A

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Francis Wolf and Celeste Gonzalez

Re:	Trust Account—Termination Letter

Dear Mr. Wolf and Ms. Gonzalez:

Pursuant to Section 1(i) of the Amended and Restated Investment Management Trust Agreement by and among Beard Energy Transition Acquisition Corp. (the “Company”), Beard Energy Transition Acquisition Holdings LLC (“Opco”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of May 26, 2023 (the “Trust Agreement”), this is to advise you that the Company has entered into an agreement with       (the “Target Business”) to consummate a business combination with Target Business (the “Business Combination”) on or about    , 20 . The Company shall notify you at least seventy-two (72) hours in advance of the actual date of the consummation of the Business Combination (the “Consummation Date”). Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize you to commence to liquidate all of the assets of the Trust Account and to transfer the proceeds into the trust operating account at J.P. Morgan Chase Bank, N.A. to the effect that, on the Consummation Date, all of the funds held in the Trust Account will be immediately available for transfer to the account or accounts that the SPAC Parties shall direct on the Consummation Date. It is acknowledged and agreed that while the funds are on deposit in the trust operating account at J.P. Morgan Chase Bank, N.A. awaiting distribution, Opco will not earn any interest or dividends.

On the Consummation Date, (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated concurrently with your transfer of funds to the accounts as directed by the SPAC Parties (the “Notification”) and (ii) the SPAC Parties shall deliver to you (a) a certificate of the Chief Executive Officer of the Company, which verifies that the Business Combination has been approved by a vote of the Company’s stockholders, if a vote is held, and (b) written instruction signed by the SPAC Parties with respect to the transfer of the funds held in the Trust Account, including payment of the Deferred Discount from the Trust Account (the “Instruction Letter”). You are hereby directed and authorized to transfer the funds held in the Trust Account immediately upon your receipt of the Notification and the Instruction Letter, in accordance with the terms of the Instruction Letter. In the event that certain deposits held in the Trust Account may not be liquidated by the Consummation Date without penalty, you will notify the SPAC Parties in writing of the same and the SPAC Parties shall direct you as to whether such funds should remain in the Trust Account and be distributed after the Consummation Date to Opco. Upon the distribution of all the funds, net of any payments necessary for reasonable unreimbursed expenses related to liquidating the Trust Account, your obligations under the Trust Agreement shall be terminated.

In the event that the Business Combination is not consummated on the Consummation Date described in the notice thereof and the Company has not notified you on or before the original Consummation Date of a new Consummation Date, then upon receipt by the Trustee of written instructions from the SPAC Parties, the funds held in the Trust Account shall be reinvested as provided in Section 1(c) of the Trust Agreement on the business day immediately following the Consummation Date as set forth in such written instructions as soon thereafter as possible.

Very truly yours,

Beard Energy Transition Acquisition Corp.

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Beard Energy Transition Acquisition Holdings LLC

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

cc:	Citigroup Global Markets Inc.

A-2

Exhibit B

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Francis Wolf and Celeste Gonzalez

Re:	Trust Account — Termination Letter

Dear Mr. Wolf and Ms. Gonzalez:

Pursuant to Section 1(i) of the Amended and Restated Investment Management Trust Agreement by and among Beard Energy Transition Acquisition Corp. (the “Company”), Beard Energy Transition Acquisition Holdings LLC and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of May 26, 2023 (the “Trust Agreement”), this is to advise you that the Company has been unable to effect a business combination with a Target Business within the time frame specified in the Company’s Second Amended and Restated Certificate of Incorporation, as described in the Company’s Prospectus relating to the Offering or such later date as may be approved by the Company’s stockholders in accordance with the Company’s Second Amended and Restated Certificate of Incorporation. Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

In accordance with the terms of the Trust Agreement, we hereby authorize you to liquidate all of the assets in the Trust Account and to transfer the total proceeds into the trust operating account at J.P. Morgan Chase Bank, N.A. to await distribution to the Holders. The SPAC Parties have selected    , 20  as the effective date for the purpose of determining when the Holders will be entitled to receive their share of the liquidation proceeds. You agree to be the Paying Agent of record and, in your separate capacity as Paying Agent, agree to distribute said funds directly to the Holders in accordance with the terms of the Trust Agreement, the Second Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated Limited Liability Company Agreement of Opco. Upon the distribution of all the funds, net of any payments necessary for reasonable unreimbursed expenses related to liquidating the Trust Account, your obligations under the Trust Agreement shall be terminated, except to the extent otherwise provided in Section 1(i) of the Trust Agreement.

[Signature page follows]

Very truly yours,

Beard Energy Transition Acquisition Corp.

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Beard Energy Transition Acquisition Holdings LLC

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

cc:	Citigroup Global Markets Inc.

B-2

Exhibit C

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Francis Wolf and Celeste Gonzalez

Re:	Trust Account —Tax Payment Withdrawal Instruction

Dear Mr. Wolf and Ms. Gonzalez:

Pursuant to Section 1(j) of the Amended and Restated Investment Management Trust Agreement by and among Beard Energy Transition Acquisition Corp. (the “Company”), Beard Energy Transition Acquisition Holdings LLC (“Opco”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of May 26, 2023 (the “Trust Agreement”), the SPAC Parties hereby request that you deliver to Opco $   of the interest income earned on the Property as of the date hereof. Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

The SPAC Parties need such funds to pay for the tax obligations as set forth on the attached tax return or tax statement. In accordance with the terms of the Trust Agreement, you are hereby directed and authorized to transfer (via wire transfer) such funds promptly upon your receipt of this letter to Opco’s operating account at:

[WIRE INSTRUCTION INFORMATION]

[Signature page follows]

Very truly yours,

Beard Energy Transition Acquisition Corp.

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Beard Energy Transition Acquisition Holdings LLC

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

cc:	Citigroup Global Markets Inc.

C-2

Exhibit D

[Letterhead of Company]

[Insert date]

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, New York 10004

Attn: Francis Wolf and Celeste Gonzalez

Re:	Trust Account — Stockholder Redemption Withdrawal Instruction

Dear Mr. Wolf and Ms. Gonzalez:

Pursuant to Section 1(k) of the Amended and Restated Investment Management Trust Agreement by and among Beard Energy Transition Acquisition Corp. (the “Company”), Beard Energy Transition Acquisition Holdings LLC (“Opco”) and Continental Stock Transfer & Trust Company (the “Trustee”), dated as of May 26, 2023 (the “Trust Agreement”), the SPAC Parties hereby request that you deliver to the redeeming Public Stockholders of the Company $   of the principal and interest income earned on the Property as of the date hereof. Capitalized terms used but not defined herein shall have the meanings set forth in the Trust Agreement.

The SPAC Parties need such funds to pay the Public Stockholders who have properly elected to have their shares of Common Stock redeemed by the Company in connection with a stockholder vote to approve an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (i) that affects the substance or timing of the SPAC Parties’ obligation to redeem 100% of the Common Stock and Class A Units if the Company has not consummated an initial Business Combination within such time as is described in the Company’s Second Amended and Restated Certificate of Incorporation or (ii) with respect to any other provision relating to the rights of holders of the Common Stock or pre-initial Business Combination activity. As such, you are hereby directed and authorized to transfer (via wire transfer) such funds promptly upon your receipt of this letter to the redeeming Public Stockholders in accordance with your customary procedures.

[Signature page follows]

Very truly yours,

Beard Energy Transition Acquisition Corp.

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Beard Energy Transition Acquisition Holdings LLC

By:
Name:	Gregory A. Beard
Title:	Chief Executive Officer

cc:	Citigroup Global Markets Inc.

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Exhibit 10.2

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: Up to $1,120,000	Dated as of May 26, 2023

New York, New York

Beard Energy Transition Acquisition Holdings LLC, a Delaware limited liability company (“Maker”), promises to pay to Suntuity Renewables LLC, a New Jersey limited liability company, or its registered assigns or successors in interest (“Payee”), the Principal Amount (as defined herein) of up to One Million One Hundred Twenty Thousand Dollars ($1,120,000) in legal and lawful money of the United States of America, on the terms and subject to the conditions described below. All payments on this Note shall be made by wire transfer of immediately available funds to such account as Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The entire unpaid principal balance under this Note shall be due and payable in full on the date on which Beard Energy Transition Acquisition Corp., a Delaware corporation and affiliate of Maker (“SPAC”), consummates its initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination (the “Business Combination” and such date, the “Maturity Date”), unless accelerated upon the occurrence of an Event of Default (as defined below). Any outstanding unpaid Principal Amount under this Note may be prepaid at any time by Maker, at its election and without penalty. Under no circumstances shall any individual, including, but not limited to, any officer, director, employee or member of Maker, be obligated personally for any obligations or liabilities of Maker hereunder. Notwithstanding anything to the contrary in this Note, if SPAC does not consummate a Business Combination by December 29, 2023, Maker will not repay the amount advanced to SPAC under this Note until 100% of the public shares held by the public stockholders of SPAC have been redeemed and only in connection with the liquidation of SPAC and to the extent funds are available outside of the Trust Account (as defined in SPAC’s Second Amended and Restated Certificate of Incorporation).

2. Interest. No interest shall accrue on the unpaid Principal Amount of this Note.

3. Drawdowns. Beginning on June 30, 2023, and thereafter on the thirtieth day of each month (or if such thirtieth day is not a business day, on the business day immediately preceding such thirtieth day, and except in the case of December 2023, when payment shall be made on the twenty-ninth of the month) until the earliest to occur of: (i) the consummation of the Business Combination; the (ii) date on which the Business Combination Agreement dated May 18, 2023 (the “BCA”) between and among Payee and SPAC and the other parties thereto is terminated pursuant to its terms, (iii) December 29, 2023; and (iv) if the Business Combination is not consummated, the date of the liquidation of SPAC’s Trust Account, as determined in the sole discretion of SPAC’s board of directors, Payee shall advance directly to the Trust Account $160,000 (each, an “Advance” and the sum of all Advances made as of the relevant date and time, the “Principal Amount”) in accordance with the following wire instructions:

4. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid Principal Amount of this Note.

5. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay the unpaid Principal Amount due pursuant to this Note within two (2) business days of the Maturity Date.

(b) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

6. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 5(a) hereof, Payee may, by written notice to Maker, declare this Note to be due and payable, whereupon the unpaid Principal Amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable (to the extent of working capital available to Maker and unless otherwise satisfied) without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 5(b) and 5(c), the unpaid Principal Amount of, and all other sums payable with regard to, this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

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7. Waivers.

(a) Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to this Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

(b) Maker hereby expressly and unconditionally waives, in connection with any suit, action or proceeding brought by the Payee on this Note, any and every right it may have to (i) injunctive relief, (ii) a trial by jury, (iii) interpose any counterclaim therein and (iv) have the same consolidated with any other or separate suit, action or proceeding. Nothing herein contained shall prevent or prohibit the undersigned from instituting or maintaining a separate action against payee with respect to any asserted claim.

8. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

9. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered in accordance with Section 10.02 of the BCA. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

10. Construction. THIS NOTE IS BEING EXECUTED AND DELIVERED, AND IS INTENDED TO BE PERFORMED, IN THE STATE OF NEW YORK. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY TO THE TERMS HEREOF, THE SUBSTANTIVE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THE VALIDITY, CONSTRUCTION, ENFORCEMENT AND INTERPRETATION OF THIS NOTE. IN THE EVENT OF A DISPUTE INVOLVING THIS NOTE OR ANY OTHER INSTRUMENTS EXECUTED IN CONNECTION HEREWITH, THE UNDERSIGNED PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE IN ANY COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK.

11. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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12. Trust Waiver. Notwithstanding anything herein to the contrary, Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the Trust Account, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever.

13. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

14. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void. This Note shall be binding upon and benefit the permitted successors and permitted assigns of a party hereto.

15. Intended Tax Treatment. Maker and Payee intend that this Note be treated as a debt instrument for U.S. federal (and applicable state and local) income tax purposes. Maker and Payee shall report and file all relevant tax returns consistent with, and take no position inconsistent with, such treatment unless required to do so pursuant to applicable law (e.g., a “determination” within the meaning of Section 1313(a) of the Code).

16. Entire Agreement. This Note represents the final agreement between the parties and may not be contradicted by evidence or prior, contemporaneous or subsequent oral agreement of the parties.

[Signature page follows]

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IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

BEARD ENERGY TRANSITION ACQUISITION HOLDINGS LLC

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Accepted and agreed,

SUNTUITY RENEWABLES LLC

By:	/s/ Shadaan Javan
Name:	Shadaan Javan
Title:	Chief Executive Officer

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